EXHIBIT 3.1

Text of Amendment to Bylaws

The following provision is added to the Bylaws of the Company as Section 10.1(c):

(c) Notwithstanding anything to the contrary in these Bylaws, the Company (which term includes, for purposes of this Section 10.1(c) any of its direct or indirect subsidiaries) shall be permitted to and may, without the need to comply with any other provisions of this Article X, both make and accept assignments of purchase agreements or other contracts, or any rights, powers, duties or obligations arising thereunder, to or from any of the Company’s or Mr. Glade M. Knight’s Affiliates (including, without limitation, Apple Six Advisors, Inc., Apple Six Realty Group, Inc., Apple Hospitality Five, Inc., Apple REIT Six, Inc., Apple Six Hospitality, Inc., Apple Six Residential, Inc., Apple Six Ventures, Inc., Apple Suites Advisors, Inc., Glade M. Knight, or any company owned or controlled by Glade M. Knight), provided that there is no consideration for any such assignment other than the reimbursement to the assignor of the assignor’s direct costs related to such agreement or contract; it being the general intention of this provision that the Company be permitted to make and accept assignments of purchase agreements or other contracts or any such rights, powers, duties or obligations from any such Affiliates in circumstances where such an Affiliate initially enters into any such contract and it is thereafter determined that such contract or such rights, powers, duties or obligations thereunder shall be assigned to the Company, with the Company thereafter proceeding to close on the acquisition or otherwise exercise any of such rights or powers.